Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated December 3, 2004

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                                                Form 20-F ☒         Form 40-F☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                                                                                Yes ☐                    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_______________

                This Report on Form 6-K contains the following:-

1.                                       News release dated November 3, 2004 entitled “ VODAFONE AND VODACOM TO DELIVER NEW MOBILE SERVICES IN SOUTH AFRICA”

2.                                       News release dated November 10, 2004 entitled “ GLOBAL LAUNCH OF VODAFONE LIVE! WITH 3G”

3.                                       News release dated November 11, 2004 entitled “APPOINTMENT OF CHIEF FINANCIAL OFFICER TO VERIZON WIRELESS”

4.                                       Stock Exchange Announcement dated October 15, 2004

5.                                       Stock Exchange Announcement dated October 18, 2004

6.                                       Stock Exchange Announcement dated October 20, 2004

7.                                       Stock Exchange Announcement dated November 10, 2004

8.                                       Stock Exchange Announcement dated November 12, 2004

9.                                       Stock Exchange Announcement dated November 19, 2004

10.                                 Stock Exchange Announcement dated November 22, 2004

11.                                 Stock Exchange Announcement dated November 23, 2004

12.                                 Stock Exchange Announcement dated November 24, 2004

13.                                 Stock Exchange Announcement dated November 25, 2004

14.                                 Stock Exchange Announcement dated November 29, 2004

15.                                 Stock Exchange Announcement dated November 30, 2004

3 November 2004

VODAFONE AND VODACOM TO DELIVER NEW MOBILE SERVICES IN SOUTH AFRICA

Vodafone Group today announced that it has reached an agreement with Vodacom, South Africa’s leading mobile operator, for Vodacom to market Vodafone’s global services.

Through the agreement, Vodacom will offer Vodafone’s next generation mobile services in the South African market. Vodacom will market the 3G Vodafone Mobile Connect Card, Europe’s first high speed lap top data card, to its business customers. The Vodafone Mobile Connect Card allows customers to quickly install a Vodafone branded data card and software on their lap top, offering access to e-mail, calendar, contacts, and other business applications.

Vodacom plans to introduce Vodafone’s industry leading multi-media consumer service, Vodafone live!, early next year. Vodacom customers will be able to access a whole new world of communication from customised Vodafone handsets, supplied by world leading handset manufacturers. Customers will be able to send and receive video and picture messages, download games, music, pictures and video and access entertainment such as sport, news and weather from leading entertainment brands. Vodafone live! is currently available in 20 countries and already has more than 10 million customers.

The agreement will also enable Vodafone customers travelling in South Africa to access Vodafone’s enhanced roaming services. Contract and pre-paid Vodafone customers using the Vodacom network will now be able to dial their domestic short codes to seamlessly access mobile services such as voice mail and customer services. Vodafone customers will also be able to use services such as the Vodafone Mobile Connect Card and Vodafone live! Roaming costs will be made simple and clear for Vodafone customers in South Africa with the future introduction of Vodafone World, Vodafone’s flat rate roaming price plan.

Vodacom customers will benefit from being able to seamlessly access their Vodacom services in an increasing number of Vodafone’s markets.

Peter Bamford, Chief Marketing Officer, Vodafone, said:

“The enhanced partnership between Vodafone and Vodacom provides the opportunity to bring new services, like the Vodafone Mobile Connect Card and Vodafone live! to Vodacom’s customers in South Africa. It also means that both Vodafone and Vodacom customers will be able to access their services more easily when travelling.

“Vodacom will now play an even more important part in Vodafone’s global mobile community. Our strengthened partnership will bring benefits to both companies and our customers at a local and global level.”

-                    ends -

For further information:

Vodafone Group
Investor Relations Melissa Stimpson Darren Jones Tel: +44 (0) 1635 673310	Media Relations Bobby Leach Ben Padovan Jon Earl Tel: +44 (0) 1635 673310
Tavistock Communications Lulu Bridges Tel: +44 (0) 20 7920 3150

About Vodafone

Vodafone is the world’s largest mobile community, with equity interests in 26 countries and Partner Networks in a further 13 countries, serving over 139 million proportionate customers worldwide.

The Vodafone Mobile Connect Card enables customers to access their business applications from their lap top whilst out of the office. Available in 13 markets, more than 300,000 customers are now using the service.

Vodafone’s global consumer service offering, Vodafone live!, opens up a world of mobile colour communication, bringing news, information, e-mail, chat, sport, location-based services, games and shopping to customers’ mobile devices. Vodafone live! is available in 20 countries globally and has already connected more than 10 million customers worldwide.

© Vodafone Group 2004. Vodafone, Vodafone Mobile Connect Card and Vodafone live! are trade marks of the Vodafone Group. Other product and company names mentioned herein may be the trade marks of their respective owners.

10 November 2004

GLOBAL LAUNCH OF VODAFONE LIVE! WITH 3G

Vodafone today announces the global launch of Vodafone live! with 3G across an unrivalled 13 countries.  Vodafone live! with 3G will be available in Austria, France, Germany, Greece, Ireland, Italy, Japan, the Netherlands, Portugal, Spain, Sweden, Switzerland and the UK.

•                                          Extensive range of 10 new 3G handsets offering a wide choice for customers

•                  Seven Vodafone exclusive handsets

•                  Europe’s first 2 mega pixel camera phone - Sharp 902

•                                          Enhanced portal design for even easier access

•                                          Exciting new services including video calling, full track music downloads and 3D games

•                                          Broader range of new and improved content, including:

•                  Extensive music catalogue from world’s greatest artists

•                  New made-for-mobile drama inspired by the blockbuster TV series “24”

•                  Exclusive videos, pictures, animated greetings and wallpaper

•                  Launch of “Movie of the Month” starting with “Bridget Jones: The Edge of Reason”

•                  UEFA Champions League and Barclays Premiership video clips

•                  Exclusive Manchester United and Ferrari mobile video content

•                  Exciting new, exclusive games from world’s leading games publishers

•                                          New approach to pricing offering even greater value to Vodafone customers

•                  Event based pricing model for content purchases

Following the success of the Vodafone Mobile Connect 3G data card and the introduction of initial 3G consumer services across eight European markets, the launch of Vodafone live! with 3G is the next significant step in Vodafone’s 3G strategy.

Launched in October 2002, Vodafone live! was the first mobile service to integrate handsets, networks, content and services to produce an end to end, easy to use customer proposition.  Vodafone live! with 3G is the next generation of Vodafone’s multi-media consumer offering.  The customer experience is transformed by faster download speeds and improved quality of sound and images, encouraging increasing adoption and usage of Vodafone’s services.

Vodafone has also created a new, easy to understand pricing model.  This model is designed to ensure customers receive simpler bills and to encourage usage through increased cost transparency.  Content purchases will be charged on an event basis and browsing will be free or included in a highly attractive bundle of services.  Customers will also be offered promotional bundles to promote the uptake of new Vodafone services.  3G voice propositions will offer more value for money to customers, with each Vodafone operating company offering market specific pricing plans.

Arun Sarin, Chief Executive, Vodafone, said:

“Today is an important day for Vodafone and the start of a new era in mobile communications.

“Vodafone live! with 3G will dramatically change the way our customers experience their Vodafone services and we are confident that Vodafone live! with 3G will be a success.  Customers want communication, organisation, entertainment and information on the move and they will increasingly turn to one device to deliver these needs — their mobile phone.

“Vodafone live! with 3G will become increasingly mass market next year and we expect over 10 million customers to be using Vodafone live! with 3G by March 2006 in our subsidiaries.

“Vodafone live! with 3G provides Vodafone with a new platform for profitable growth.  We are leaders in the evolution of mobile communications and we will continue to be at the forefront of innovation to the benefit of our customers and shareholders.”

Further detail on Vodafone live! with 3G

The service proposition has several key, integrated elements:

Handsets

Vodafone will offer an initial, extensive range of 10 new 3G handsets for the Christmas period from Sharp, Motorola, Sony Ericsson, NEC, Nokia and Samsung.  Seven of the handsets are exclusive to Vodafone and the range has been designed to offer a wide customer choice of high, mid and low tier priced 3G devices.  Seven handsets from this range will be available in Japan, with nine available in Europe.

Individual Vodafone operating companies have selected the most appropriate handsets for their local customer needs from this range.

The handsets have been designed in close collaboration with Vodafone’s manufacturing partners to ensure easy to use service delivery with the now improved Vodafone live! portal.

Enhanced handset features now include:

•                                          Better imaging capabilities: Europe’s first 2 mega pixel camera phone

•                                          Improved audio: stereo speakers, full track music download

•                                          Expandable memory storage: 32MB provided as standard

Portal

Based on extensive customer feedback, the Vodafone live! with 3G portal has been significantly improved.  Vodafone has made it even easier for customers to access services, enabling Vodafone live! with 3G to meet their needs quickly and intuitively.  Customers can access the services that are important to them with fewer clicks and faster navigation.

The portal now offers faster downloads of services and topical content which is updated at least on a daily basis.  Promotions will sit at the top of the page to provide customers with the latest offers and most up to date information.  An initial number of Vodafone markets will also offer a dynamic portal, which automatically configures customers’ favourite content to the top of their home page, meaning they can get to the services they want faster.  This function will be deployed across an increasing number of Vodafone markets in due course.

Services and Content

Vodafone live! with 3G delivers new services to customers including video calling, full track music download, 3D games and mobile TV.  Current Vodafone live! services and content have been improved through better quality sound, pictures and video, including services such as video and picture messaging.

Video Calling

Video calling enables Vodafone customers to see and hear one another when making a call.  With several handsets in the initial 3G range, Vodafone live! with 3G customers will be able to flip the camera view of the handset to allow the person they are calling to see what they are seeing.

Picture and Video Messaging

Picture messaging has been improved, with better quality pictures which can be sent to friends, family or colleagues direct to camera phones, e-mail or the Web.

Customers can now take higher quality video messages due to the better camera resolutions of Vodafone live! with 3G handsets.  The increased memory capabilities of Vodafone live! with 3G handsets allows customers to store more video and picture messages than ever before on their mobile phones.

Full Track Music Download

Music is a core offering of Vodafone live! with 3G.  Customers can download full track music downloads to their handset and listen to near CD quality full music tracks, rather than small bursts of music through realtones or ring tones.

Thousands of full track music downloads from some of the world’s greatest artists have been secured through an extension of Vodafone’s existing deal with Sony BMG Music Entertainment, as well as new agreements for music from the catalogues of EMI and Warner Music. An exciting selection of master recording ring tones (“realtones”) is also available from artists signed to EMI, Sony BMG Music Entertainment and Universal Mobile.

Customers will be able to download live performance videos from their favourite bands and stream award-winning programming clips like “Cribs” and “Dirty Sanchez” direct to their mobiles through Vodafone’s multi-territory agreement with MTV.

3D Games

Vodafone live! with 3G takes mobile games to the next level with its VFX games engine.  Not only will the catalogue of Vodafone favourites be more accessible than ever before, but the larger download capabilities of Vodafone’s 3G network will offer even better graphics, sound and depth to its games content, providing customers with a much better games experience.

The additional bandwidth of 3G also paves the way for high quality 3D games and Vodafone is introducing a range of branded titles at launch.  These include a world mobile exclusive of the console smash hit “Crash Twinsanity” (Wonderphone/Vivendi Universal Games), Sega’s “Super Real Tennis”, stunning racing action with “Ferrari Experience 3D” and the downhill excitement of “Extreme Air Snowboarding” from Sumea/Digital Chocolate.  Thrills of another kind are available in Superscape’s “3D Evel-ution”, based on the world-renowned stuntman, Evel Knievel.  Another Sumea/Digital Chocolate produced Vodafone exclusive, and making its debut on mobile, is the fun and compelling, “Beach Minigolf”.

A selection of Vodafone live! with 3G launch handsets will feature embedded, limited-play trials and trailers of the above titles enabling customers to “try before you buy”.  The Vodafone live! with 3G portal will feature a full dynamic listing of the games charts, ensuring customers always have easy access to the most popular games.

Mobile TV

Customers in a number of countries will be able to catch up on their favourite television programmes by downloading or streaming video clips straight to their handsets.  Customers will be able to view local and international sports, news, financial markets and other information and entertainment from leading brands.

Mobisodes™

With the signing of an exclusive deal with Twentieth Century Fox, Vodafone customers will be the first to experience a new generation of made-for-mobile TV and film content.  For the first time, Vodafone customers will be able to go beyond the award winning drama series, “24”, with a unique series inspired by the television blockbuster.  Fans of “24” will be able to view twenty-four one minute mobisodes of “24: Conspiracy”, which tracks a parallel plot of specially created characters inspired by the hit TV series.

Film

Each month, Vodafone live! with 3G will host a “Movie of the Month”, enabling customers to view trailers and clips of the film, as well as to download associated animated greetings, picture messages, wallpapers and ringtones.  The first “Movie of the Month” is “Bridget Jones: The Edge of Reason” and will be followed by the Walt Disney presentation of a Pixar Animation Studios film, “The Incredibles”, and Twentieth Century Fox’s “Robots”, among other titles.

News and Sport

Vodafone live! with 3G enables Vodafone to deliver breaking news directly to customers through streamed video, video clips and picture bulletins.  Bigger video clips for longer news pieces can now be downloaded by customers from leading news providers such as ITN in the UK, N24 in Germany, Rai News in Italy and El Mundo in Spain.

Customers will also be able to download video highlights of the UEFA Champions’ League and a range of domestic leagues such as the Barclays Premier League, Serie A and B, the Bundesliga and La Liga.  Manchester United and Ferrari video highlights and archive downloads will also be available.

Pricing

Vodafone has created new pricing which is designed to be simple to encourage usage.

Vodafone live! with 3G customers will enjoy a new experience for buying content.  Browsing will be free or included in a highly attractive bundle of services.  Content purchases will now be charged on an event basis, rather than according to volume.  The result is one simple line on the bill for all content charges relating to each download, enabling customers to easily track their purchases.  In all markets Vodafone will be offering promotional packages designed to encourage adoption and trialling of new services.

The new pricing model will also offer customers more value for money for voice services as Vodafone is able to benefit its customers from the additional capacity that 3G brings to its networks.

Each Vodafone operating company will deliver pricing propositions tailored to the local needs of its customers based on these broad principles.

Networks

Core to the delivery of Vodafone live! with 3G are Vodafone’s 3G networks.  Vodafone has invested significantly to ensure its customers have 3G services of the highest quality.  Vodafone customers will have seamless handover of voice and data services from 3G to 2G, ensuring high quality service delivery of Vodafone live! with 3G.

Vodafone’s strategy is to deploy 3G network coverage which delivers a high quality service within defined data usage areas and then enhance this coverage over time with carefully monitored customer demand and licence requirements.

Roaming

Vodafone’s networks have been engineered to deliver a seamless voice, data and video calling roaming environment for a truly mobile service.  Customers travelling within the 13 markets announced today will be able to use their Vodafone live! with 3G services seamlessly.

- ends -

For further information:

Vodafone Group

Investor Relations Melissa Stimpson Darren Jones Tel: +44 (0) 1635 673310	Media Relations Bobby Leach Ben Padovan Jon Earl Tel: +44 (0) 1635 673310
Tavistock Communications Lulu Bridges Tel: +44 (0) 20 7920 3150

Webcast

A webcast of the press conference being held today at 10.00am GMT for the Global Launch of Vodafone live! with 3G is available at:

www.vodafone.com/3Glaunch

Photographs

High resolution 3G launch photographs of senior management are available to the media free of charge at: www.newscast.co.uk

High resolution photographs of 3G handsets and associated images are available at: www.vodafone.com/media

Broadcast Material

For broadcast-standard video for Vodafone visit www.thenewsmarket.com/vodafone

You can preview all materials online and receive broadcast-standard video in MPEG2 format, or by tape. Registration and video is free and available for accredited journalists and news producers.

For further information contact The NewsMarket on:

Tel: + 44 (0)20 7479 0650

Email: media@thenewsmarket.com

Disclaimers

3G services and content are subject to 3G availability and handset availability.

VODAFONE, the Vodafone logos, Vodafone live! and Vodafone Mobile Connect are trade marks of the Vodafone Group.  Other products and company names mentioned herein may be the trade marks of their respective owners.

This press release contains forward-looking statements which are subject to risks and uncertainties because they relate to future events. Some of the facts which may cause actual results to differ from these forward looking statements are discussed in the written materials that accompany the presentations for the Vodafone live! with 3G Global Launch Day referred to in this release and others can be found by referring to the information contained under the headings “Cautionary Statement Regarding Forward Looking Statements” and “Risk Factors” in our Annual Report & Accounts and Form 20-F for the year ended 31 March 2004. The written materials that accompany the presentations for the Vodafone live! with 3G Global Launch Day and our Annual Report & Accounts and Form 20-F can be found on our website (www.vodafone.com).

11 November 2004

APPOINTMENT OF CHIEF FINANCIAL OFFICER TO VERIZON WIRELESS

Vodafone Group Plc (‘Vodafone’) announces today that John Townsend (42) has been appointed Chief Financial Officer of Verizon Wireless. John replaces Andy Halford, who will become Vodafone’s Group Financial Director following the Annual General Meeting on 26th July 2005.

John Townsend joined Vodafone from KPMG Peat Marwick in May 1993. He has held a number of senior positions within the Group, including Chief Financial Officer of Europolitan Holdings AB in Sweden and Chief Financial Officer of Vodafone Australia, and most recently, Financial Director of Vodafone UK. John becomes Chief Financial Officer of Verizon Wireless with effect from January 2005.

- ends -

For further information:

Vodafone Group

Investor Relations Melissa Stimpson Darren Jones Tel: +44 (0) 1635 673310	Media Relations Bobby Leach Ben Padovan Tel: +44 (0) 1635 673310

Tavistock Communications Lulu Bridges Tel: +44 (0) 20 7920 3150

STOCK EXCHANGE ANNOUNCEMENT

Announced at 15:11 hours

15 October 2004

RNS No: 1456E

DIRECTOR SHAREHOLDING

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985, I have to inform you that the Company was advised on 14 October 2004 by Mourant ECS Trustees Limited that on 12 October 2004 the following directors acquired an interest in the following number of shares of US$0.10 each in the Company at the price of 135p per share pursuant to the rules of the Vodafone Group Share Incentive Plan:

Mr P R Bamford	184
Sir Julian Horn-Smith	186
Mr K J Hydon	186

Stephen Scott
Group General Counsel and Company Secretary

STOCK EXCHANGE ANNOUNCEMENT

Announced at 15:26 hours

18 October 2004

RNS No:  1882E

Vodafone Group Plc — Block Listing Application

Application has been made to the Financial Services Authority and the London Stock Exchange for a total of 79,672,820 ordinary shares of US$0.10 each (“shares”) to be admitted to the Official List.  It is expected that admission will be granted on 20 October 2004 and that dealings will commence on 21 October 2004.

These shares are being reserved under a block listing and will be issued as a result of the exercise of share options pursuant to the Vodafone Group 1998 Sharesave Scheme (2,672,820 shares) and the Vodafone Group Plc 1999 Long Term Stock Incentive Plan (77,000,000).

When issued, these shares will rank pari passu with the existing ordinary shares.

Philip Howie

Deputy Company Secretary

Stock Exchange Announcement

For Release at 10.00 on 20 October 2004

RNS No:  2633E

SCHEDULE 5

BLOCK ADMISSION SIX MONTHLY RETURN

To:                             Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London   E14 5HS

AVS No:

Please ensure the entries on this return are typed

1.	Name of company	VODAFONE GROUP PLC
2.	Name of Scheme	EXECUTIVE SHARE OPTION SCHEME
3.	Period of return:	From 01.04.04 to 30.09.04
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	22,665,840 Ordinary US$0.10 each
5.	Number of shares issued/allotted under scheme during period:	9,585,372
6.	Balance under scheme not yet issued/allotted at end of period	13,080,468 Ordinary US$0.10 each
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	5,000,000 Ordinary 5p each* (26/03/1999) (see Note below) 50,000,000 Ordinary US$0.10 each (27/04/2001)

Please confirm total number of securities in issue at the end of the period in order for us to update our records
66,111,576,964 Ordinary shares of US$0.10 each, plus 2,155,100,000 Treasury shares.

Contact for queries:		Address:
Name: Mr P R S Howie Telephone: (01635) 33251		Vodafone Group Plc Vodafone House, The Connection Newbury, Berkshire RG14 2FN

Person making return Name: P R S Howie Position: Deputy Company Secretary Signature:

*              Nominal value subsequently redenominated to US$0.10 each.
Note:      On 30 September 1999, a capitalisation of 4:1 occurred.

SCHEDULE 5

BLOCK ADMISSION SIX MONTHLY RETURN

To:                             Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London   E14 5HS

AVS No:

Please ensure the entries on this return are typed

1.	Name of company	VODAFONE GROUP PLC
2.	Name of Scheme	SHARESAVE OPTION SCHEME
3.	Period of return:	From 01.04.04 to 30.09.04
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	1,076,970 Ordinary US$0.10 each
5.	Number of securities issued/allotted under scheme during period:	762,626
6.	Balance under scheme not yet issued/allotted at end of period	314,344 Ordinary US$0.10 each
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	4,000,000 Ordinary 5p each* (25/01/1995) (see Note below) 2,800,000 Ordinary US$0.10 each (25/09/2001)

Please confirm total number of securities in issue at the end of the period in order for us to update our records
66,111,576,964 Ordinary shares of US$0.10 each, plus 2,155,100,000 Treasury shares.

Contact for queries:		Address:
Name: Mr P R S Howie Telephone: (01635) 33251		Vodafone Group Plc Vodafone House, The Connection Newbury, Berkshire RG14 2FN

Person making return Name: P R S Howie Position: Deputy Company Secretary Signature:

*              Nominal value subsequently redenominated to US$0.10 each.
Note:      On 30 September 1999, a capitalisation of 4:1 occurred.

SCHEDULE 5

BLOCK ADMISSION SIX MONTHLY RETURN

To:                             Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London   E14 5HS

AVS No:

Please ensure the entries on this return are typed

1.	Full name of issuer	VODAFONE GROUP PLC
2.	Name of Scheme	VODAFONE AIRTOUCH PLC 1999 LONG TERM STOCK INCENTIVE PLAN
3.	Period of return:	From 01.04.04 to 30.09.04
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	32,656,169† Ordinary US$0.10 each
5.	Number of securities issued/allotted under scheme during period:	26,267,232
6.	Balance under scheme not yet issued/allotted at end of period	6,388,937 Ordinary US$0.10 each
7.	Number and class of securities (amount of stock/debt securities) originally admitted	77,557,160 Ordinary US$0.10 each (04/07/2000)

Please confirm total number of securities in issue at the end of the period in order for us to update our records
66,111,576,964 Ordinary shares of US$0.10 each, plus 2,155,100,000 Treasury shares.

Contact for queries:		Address:
Name: Mr P R S Howie Telephone: (01635) 33251		Vodafone Group Plc Vodafone House, The Connection Newbury, Berkshire RG14 2FN

Person making return Name: P R S Howie Position: Deputy Company Secretary Signature: † This amount is re-stated in order to correct an overstatement of 10,000 as at 31 March 2004, 6 monthly return.

SCHEDULE 5

BLOCK ADMISSION SIX MONTHLY RETURN

To:                             Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London   E14 5HS

AVS No:

Please ensure the entries on this return are typed

1.	Name of company	VODAFONE GROUP PLC
2.	Name of Scheme	1993 LONG-TERM STOCK INCENTIVE PLAN
3.	Period of return:	From 01.04.04 to 30.09.04
4.	Number and class of securities not issued under scheme	120,741,365† Ordinary US$0.10 each
5.	Number of securities issued/allotted under scheme during period:	6,899,500
6.	Balance under scheme not yet issued/allotted at end of period	113,841,865 Ordinary US$0.10 each
7.	Number and class of securities (amount of stock/debt securities) originally admitted	143,185,375 (see Note below) Ordinary 5p* each (23/06/1999)

Please confirm total number of securities in issue at the end of the period in order for us to update our records
66,111,576,964 Ordinary shares of US$0.10 each, plus 2,155,100,000 Treasury shares.

Contact for queries:		Address:
Name: Mr P R S Howie Telephone: (01635) 33251		Vodafone Group Plc Vodafone House, The Connection Newbury, Berkshire RG14 2FN

Person making return Name: P R S Howie Position: Deputy Company Secretary Signature:

*              Nominal value subsequently redenominated to US$0.10 each.
Note:      On 30 September 1999, a capitalisation of 4:1 occurred.
†               This amount is re-stated in order to correct an understatement of 10,000 as at 31 March 2004, 6 monthly return.

SCHEDULE 5

BLOCK ADMISSION SIX MONTHLY RETURN

To:                             Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London   E14 5HS

AVS No:

Please ensure the entries on this return are typed

1.	Name of company	VODAFONE GROUP PLC
2.	Name of Scheme	VODAFONE GROUP PLC MERGER LISTING
3.	Period of return:	From 01.04.04 to 30.09.04
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	142,857,785 Ordinary US$0.10 each
5.	Number of securities issued/allotted under scheme during period:	Nil
6.	Balance under scheme not yet issued/allotted at end of period	142,857,785 Ordinary US$0.10 each
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	3,075,000,000 Ordinary 5p each* (23/06/1999) (see Note below)

Please confirm total number of securities in issue at the end of the period in order for us to update our records
66,111,576,964 Ordinary shares of US$0.10 each, plus 2,155,100,000 Treasury shares.

Contact for queries:		Address:
Name: Mr P R S Howie Telephone: (01635) 33251		Vodafone Group Plc Vodafone House, The Connection Newbury, Berkshire RG14 2FN

Person making return Name: P R S Howie Position: Deputy Company Secretary Signature:

*              Nominal value subsequently redenominated to US$0.10 each.
Note:      On 30 September 1999, a capitalisation of 4:1 occurred.

SCHEDULE 5

BLOCK ADMISSION SIX MONTHLY RETURN

To:                             Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London   E14 5HS

AVS No:

Please ensure the entries on this return are typed

1.	Name of company	VODAFONE GROUP PLC
2.	Name of Scheme	RESTRICTED/PHANTOM STOCK AWARDS
3.	Period of return:	From 01.04.04 to 30.09.04
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	19,321,675 Ordinary US$0.10 each
5.	Number of securities issued/allotted under scheme during period:	Nil
6.	Balance under scheme not yet issued/allotted at end of period	19,321,675 Ordinary US$.10 each
7.	Number and class of securities (amount of stock/debt securities) originally admitted	3,896,795 (see Note below) Ordinary 5p* each (23/06/1999)

Please confirm total number of securities in issue at the end of the period in order for us to update our records
66,111,576,964 Ordinary shares of US$0.10 each, plus 2,155,100,000 Treasury shares.

Contact for queries:		Address:
Name: Mr P R S Howie Telephone: (01635) 33251		Vodafone Group Plc Vodafone House, The Connection Newbury, Berkshire RG14 2FN

Person making return Name: P R S Howie Position: Deputy Company Secretary Signature:

*              Nominal value subsequently redenominated to US$0.10 each.
Note:      On 30 September 1999, a capitalisation of 4:1 occurred.

SCHEDULE 5

BLOCK ADMISSION SIX MONTHLY RETURN

To:                             Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London   E14 5HS

AVS No:

Please ensure the entries on this return are typed

1.	Name of company	VODAFONE GROUP PLC
2.	Name of Scheme	EMPLOYEE SHARE PURCHASE PLAN
3.	Period of return:	From 01.04.04 to 30.09.04
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	1,625,000 Ordinary US$0.10 each
5.	Number of shares issued/allotted under scheme during period:	Nil
6.	Balance under scheme not yet issued/allotted at end of period	1,625,000 Ordinary US$0.10 each
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	325,000 Ordinary shares of 5p *each (see Note below) (23/06/1999)

Please confirm total number of securities in issue at the end of the period in order for us to update our records
66,111,576,964 Ordinary shares of US$0.10 each, plus 2,155,100,000 Treasury shares.

Contact for queries:		Address:
Name: Mr P R S Howie Telephone: (01635) 33251		Vodafone Group Plc Vodafone House, The Connection Newbury, Berkshire RG14 2FN

Person making return Name: P R S Howie Position: Deputy Company Secretary Signature:

*              Nominal value subsequently redenominated to US$0.10 each.
Note:      On 30 September 1999, a capitalisation of 4:1 occurred.

SCHEDULE 5

BLOCK ADMISSION SIX MONTHLY RETURN

To:                             Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London   E14 5HS

AVS No:

Please ensure the entries on this return are typed

1.	Name of company	VODAFONE GROUP PLC
2.	Name of Scheme	OFFER FOR MANNESMANN AG
3.	Period of return:	From 01.04.04 to 30.09.04
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	341,125,092 Ordinary US$0.10 each
5.	Number of securities issued/allotted under scheme during period:	Nil
6.	Balance under scheme not yet issued/allotted at end of period	341,125,092 Ordinary US$0.10 each
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	2,703,893,698 Ordinary US$0.10 each (08/02/2000) 200,000,000 Ordinary US$0.10 each (19/04/2000)
Please confirm total number of securities in issue at the end of the period in order for us to update our records
66,111,576,964 Ordinary shares of US$0.10 each, plus 2,155,100,000 Treasury shares.

Contact for queries:		Address:
Name: Mr P R S Howie Telephone: (01635) 33251		Vodafone Group Plc Vodafone House, The Connection Newbury, Berkshire RG14 2FN

Person making return Name: P R S Howie Position: Deputy Company Secretary Signature:

SCHEDULE 5

BLOCK ADMISSION SIX MONTHLY RETURN

To:                             Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London   E14 5HS

AVS No:

Please ensure the entries on this return are typed

1.	Name of company	VODAFONE GROUP PLC
2.	Name of Scheme	OFFER FOR AIRTEL MOVIL SA
3.	Period of return:	From 01.04.04 to 30.09.04
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	902,553,376 Ordinary US$0.10 each
5.	Number of shares issued/allotted under scheme during period:	Nil
6	Balance under scheme not yet issued/allotted at end of period	902,553,376 Ordinary US$0.10 each
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	4,000,000,000 Ordinary US$0.10 each (29/12/2000)

Please confirm total number of securities in issue at the end of the period in order for us to update our records
66,111,576,964 Ordinary shares of US$0.10 each, plus 2,155,100,000 Treasury shares.

Contact for queries:		Address:
Name: Mr P R S Howie Telephone: (01635) 33251		Vodafone Group Plc Vodafone House, The Connection Newbury, Berkshire RG14 2FN

Person making return Name: P R S Howie Position: Deputy Company Secretary Signature:

SCHEDULE 5

BLOCK ADMISSION SIX MONTHLY RETURN

To:                             Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London   E14 5HS

AVS No:

Please ensure the entries on this return are typed

1.	Name of company	VODAFONE GROUP PLC
2.	Name of Scheme	PROJECT TELECOM PLC (ROLLOVER)
3.	Period of return:	From 01.04.04 to 30.09.04
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	2,680,911 Ordinary US$0.10 each
5.	Number of shares issued/allotted under scheme during period:	229,186
6	Balance under scheme not yet issued/allotted at end of period	2,451,725 Ordinary US$0.10 each
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	3,308,781 Ordinary US$0.10 each (16/10/2003)

Please confirm total number of securities in issue at the end of the period in order for us to update our records
66,111,576,964 Ordinary shares of US$0.10 each, plus 2,155,100,000 Treasury shares.

Contact for queries:		Address:
Name: Mr P R S Howie Telephone: (01635) 33251		Vodafone Group Plc Vodafone House, The Connection Newbury, Berkshire RG14 2FN

Person making return Name: P R S Howie Position: Deputy Company Secretary Signature:

SCHEDULE 5

BLOCK ADMISSION SIX MONTHLY RETURN

To:                             Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London   E14 5HS

AVS No:

Please ensure the entries on this return are typed

1.	Name of company	VODAFONE GROUP PLC
2.	Name of Scheme	PANAFON SHARE OPTION SCHEME (ROLLOVER)
3.	Period of return:	From 01.04.04 to 30.09.04
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme	4,260,291 Ordinary US$0.10 each
5.	Number of shares issued/allotted under scheme during period:	Nil
6	Balance under scheme not yet issued/allotted at end of period	4,260,291 Ordinary US$0.10 each
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	4,260,291 Ordinary US$0.10 each (30/03/2004)

Please confirm total number of securities in issue at the end of the period in order for us to update our records
66,111,576,964 Ordinary shares of US$0.10 each, plus 2,155,100,000 Treasury shares.

Contact for queries:		Address:
Name: Mr P R S Howie Telephone: (01635) 33251		Vodafone Group Plc Vodafone House, The Connection Newbury, Berkshire RG14 2FN

Person making return Name: P R S Howie Position: Deputy Company Secretary Signature:

STOCK EXCHANGE ANNOUNCEMENT

Announced at 16:06

10 November 2004

RNS No:  0933F

NEW LISTING

Vodafone Group Plc (“the Company”)

Application has been made to the Financial Services Authority and the London Stock Exchange for a total of 1,500,000 ordinary shares of US$0.10 each (“shares”) to be admitted to the Official List.  It is expected that admission will be granted on 12 November 2004 and that dealings will commence on 15 November 2004.

These shares are being reserved under a block listing and will be issued as a result of awards of matching shares pursuant to the Vodafone Share Incentive Plan

When issued, these shares will rank pari passu with the existing ordinary shares.

Stephen Scott

Group General Counsel and Company Secretary

STOCK EXCHANGE ANNOUNCEMENT

Released at 11: 39 hrs

12 November 2004

RNS No:  1705F

DIRECTOR SHAREHOLDING

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985, I have to inform you that the Company was advised on 11 November 2004 by Mourant ECS Trustees Limited that on 10 November 2004 the following directors acquired an interest in the following number of shares of US$0.10 each in the Company at the price of 139p per share pursuant to the rules of the Vodafone Group Share Incentive Plan:

Mr P R Bamford	180
Sir Julian Horn-Smith	180
Mr K J Hydon	180

Stephen Scott
Group General Counsel and Company Secretary

STOCK EXCHANGE ANNOUNCEMENT

For release at 0700 hrs 19 November 2004

RNS No: 4185F

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Goldman Sachs International.

Ordinary Shares
Date of purchase:	18 November 2004
Number of ordinary shares purchased:	14,500,000
Highest purchase price paid per share:	147.00p
Lowest purchase price paid per share:	145.75p
Volume weighted average price per share:	146.5256p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 2,210,600,000 of its ordinary shares in treasury and has 66,117,342,944 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Stock Exchange Announcement

For release at 0700 hrs Monday 22 November 2004

RNS No: 4645F

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Lehman Brothers International (Europe).

Ordinary Shares
Date of purchase:	19 November 2004
Number of ordinary shares purchased:	41,000,000
Highest purchase price paid per share:	148.25p
Lowest purchase price paid per share:	145p
Volume weighted average price per share:	146.7393p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 2,251,600,000 of its ordinary shares in treasury and has 66,082,275,159 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Stock Exchange Announcement

For release at 0700 hrs Tuesday 23 November 2004

RNS No: 5158F

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London.

Ordinary Shares
Date of purchase:	22 November 2004
Number of ordinary shares purchased:	25,400,000
Highest purchase price paid per share:	144.75p
Lowest purchase price paid per share:	143.50p
Volume weighted average price per share:	144.1693p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 2,277,000,000 of its ordinary shares in treasury and has 66,058,339,931 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

STOCK EXCHANGE ANNOUNCEMENT

For release at 7.00 am on 24 November 2004

RNS No: 5713F

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London.

Ordinary Shares
Date of purchase:	23 November 2004
Number of ordinary shares purchased:	38,000,000
Highest purchase price paid per share:	145.75p
Lowest purchase price paid per share:	144.25p
Volume weighted average price per share:	144.8289p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 2,315,000,000 of its ordinary shares in treasury and has 66,021,357,514 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Stock Exchange Announcement

For release at 0700 hrs Thursday 25 November 2004

RNS No: 6180F

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London.

Ordinary Shares
Date of purchase:	24 November 2004
Number of ordinary shares purchased:	19,000,000
Highest purchase price paid per share:	143.50p
Lowest purchase price paid per share:	142.25p
Volume weighted average price per share:	142.8836p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 2,334,000,000 of its ordinary shares in treasury and has 66,003,675,175 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Stock Exchange Announcement

For release at 0700 hrs Monday 29 November 2004

RNS No:  7275F

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London.

Ordinary Shares
Date of purchase:	26 November 2004
Number of ordinary shares purchased:	14,500,000
Highest purchase price paid per share:	143.50p
Lowest purchase price paid per share:	142.75p
Volume weighted average price per share:	143.0517p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 2,348,500,000 of its ordinary shares in treasury and has 65,990,020,067 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

STOCK EXCHANGE ANNOUNCEMENT

For release at 0700 hours 30 November 2004

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via UBS Limited.

Ordinary Shares
Date of purchase:	29 November 2004
Number of ordinary shares purchased:	24,500,000
Highest purchase price paid per share:	145.5p
Lowest purchase price paid per share:	143.75p
Volume weighted average price per share:	144.7602p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 2,373,000,000 of its ordinary shares in treasury and has 65,965,638,017 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: December 3, 2004	By:	/s/ S R SCOTT
Name: Stephen R. Scott
Title: Company Secretary